EXHIBIT 2.1
*** Indicates material has been omitted pursuant to a Confidential Treatment Request filed with the Securities and Exchange Commission. A complete copy of this agreement has been filed with the Securities and Exchange Commission.
CLOSING AND ASSET PURCHASE AGREEMENT
     THIS CLOSING AND ASSET PURCHASE AGREEMENT (the “Agreement”) is executed and delivered as of this 3rd day of October, 2005 between WCA OF FLORIDA, INC., a Delaware corporation (“Buyer”); MEYER & GABBERT EXCAVATING CONTRACTORS, INC., a Florida corporation (“Seller”); LEONARD G. MEYER, JR., an individual (“Meyer”); and JAMES F. GABBERT, an individual (“Gabbert”) (each of Meyer and Gabbert are sometimes referred to herein as a “Shareholder”, and collectively as “Shareholders”).
P R E M I S E S:
     WHEREAS, Seller operates a solid waste collection, transportation, transfer and disposal business located in and around west-central Florida (the “Business”); and
     WHEREAS, Buyer desires to purchase and acquire certain assets, properties and contractual rights of Seller used in connection with the Business and Seller desires to sell such assets, properties and contractual rights to Buyer, all in accordance with the terms and conditions set forth in this Agreement; and
     WHEREAS, Shareholders hold all of the outstanding capital stock of Seller, and Buyer is unwilling to enter into this Agreement without the covenants and promises of Shareholders herein set forth; and
     WHEREAS, a material condition of Buyer entering into this Agreement is Shareholders and M&G CD Disposal Facility, LLC entering into that certain option agreement of even date herewith in form and substance as set forth on Exhibit 3.4(l) attached hereto (the “Option Agreement”).
     NOW, THEREFORE, in consideration of Ten Dollars ($10), the mutual promises and covenants herein contained and other good and valuable consideration, received to the full satisfaction of each of them, the parties, with the intent of being legally bound hereby, agree as follows:
A G R E E M E N T:
ARTICLE 1. SALE OF ASSETS
     Section 1.1 Description of Assets. Upon the terms and subject to the conditions set forth in this Agreement, Seller does hereby grant, convey, sell, transfer and assign to Buyer all of its right, title and interest in and to all of the assets, properties and contractual rights owned by Seller or used by Seller in connection with the Business, wherever located, except for the Excluded Assets (as hereinafter defined), including, but not limited to, the following:

     (a) all equipment used in the operation of the Business, including, without limitation, the equipment listed by serial number on Schedule 1.1(a) attached hereto and made a part hereof on an “AS IS, WHERE IS AND WITH ALL FAULTS BASIS”(the “Equipment”);
     (b) all of the motor vehicles used in the Business, and all radios, attachments, accessories and materials handling equipment now located in or on such motor vehicles on an “AS IS, WHERE IS AND WITH ALL FAULTS BASIS” (the “Rolling Stock”), as the same are listed and more completely described by manufacturer, model number, serial number and model year on Schedule 1.1(b), attached hereto and made a part hereof;
     (c) to the extent assignable, all right, title and interest of Seller in, to and under (i) any and all agreements (whether oral or in writing) with Seller’s customers as of the Closing Date which relate to the operation or conduct of the Business (the “Customer Accounts”), and (ii) any and all leases, contracts, advertising materials, license agreements, and other agreements, arrangements and/or commitments which are related to the Assets (as hereinafter defined), the Business and/or the Customer Accounts (the “Third Party Contracts” and, together with the Customer Accounts, the “Contracts”); and true and complete copies of each of the Contracts shall be delivered to Buyer on or prior to the execution and delivery of this Agreement by Seller and Shareholders;
     (d) to the extent assignable, all manual and automated routing and billing information, data and components thereof, including without limitation all information and all routing and billing computer software and programs containing any information regarding Customer Accounts;
     (e) to the extent assignable, all computer hardware, software, office equipment and related information technology assets (including licenses) specifically listed on Schedule 1.1(e);
     (f) all of Seller’s inventory of parts, tires and accessories of every kind, nature and description solely to the extent that the same is used or for use in connection with the Assets (the “Inventory”);
     (g) to the extent assignable, all right, title and interest of Seller in and to any and all customer lists, vendor lists, supplier lists, trade secrets, proprietary rights, symbols, trademarks, service marks, logos and trade names and other instruments used in connection with, or related to, the Business, the Assets and/or the Customer Accounts (the “Intangible Rights”) ;
     (h) to the extent assignable, all permits, qualifications, licenses, franchises, consents and other approvals relating to the Business (the “Permits”), true and complete copies of which are attached hereto on Schedule 1.1(h);
     (i) all right, title and interest of Seller in and to the name “Meyer & Gabbert Recycling” (the “Business Name”) and all rights of Seller to use the Business Name in the conduct of the Business or otherwise for a period not to exceed three (3) calendar months following the Closing Date;
     (j) all of Seller’s existing books and records, documents, files and other material related to all current or past customers of the Business;

     (k) all right, title, and interest of Seller in and to the telephone number (941) 377-5370 which is used by Seller in the conduct of the Business;
     (l) all of Seller’s inventory of recycled material and recyclable material that is intended for recycling, subject to a “true-up” of revenues and expenses incurred by Seller and to be incurred by Buyer for the same (the “Recycling Inventory”);;
     (m) all of the goodwill of the Business;
     (n) all of Seller’s accounts receivable and other rights to payment of money and all rights in and to any returned, reclaimed and repossessed goods, together with all rights, claims, counterclaims, titles, securities, security interests, liens and guaranties evidencing, securing, guaranteeing payment of, relating to or otherwise with respect to such accounts receivable and all rights, including any rights to recoupment, recovery, reclamation and resale to the extent they exist prior to the Closing (the “Accounts Receivable”); and
     (o) all of Seller’s right, title and interest in and to the real property and improvements located thereon described on Schedule 1.1(o) (the “Real Property”) on an “AS IS, WHERE IS AND WITH ALL FAULTS BASIS”.
All of the foregoing assets, properties and contractual rights are hereinafter sometimes collectively called the “Assets.”
     Section 1.2 Excluded Assets. The parties agree that there shall be excluded from the Assets the following which are not being sold to Buyer pursuant to this Agreement (the “Excluded Assets”):
     (a) all cash on hand, on deposit of and in transit to Seller, together with cash equivalents and investments, whether short term or long term of any kind or nature, except as set forth in Section 1.4 hereof;
     (b) all contracts and contractual rights and obligations of Seller (whether oral or in writing) which are not related to the Customer Accounts, the Assets and/or the Business as more specifically set forth on Schedule 1.2(d) hereto;
     (c) all assets and real estate not identified in Section 1.1 as an Asset;
     (d) any trade accounts receivable, notes receivable, contracts in transit or other receivable due Seller not included in Section 1.1(n);
     (e) any voting securities or other interests in any corporation, partnership, limited liability company, joint venture, or other entity;
     (f) nontransferable rights to any Permits;
     (g) any rights in connection with and any assets of any employee benefit plan of the Seller and any records related thereto;
     (h) any prepaid and deferred items of the Seller; and
     (i) the assets set forth in Schedule 1.2(k) hereto.

     Section 1.3 Non-Assignment of Certain Contracts. Notwithstanding anything to the contrary in this Agreement, to the extent that the assignment hereunder of any Contract shall require the consent of any third party, neither this Agreement nor any action taken pursuant to its provisions shall constitute an assignment or an agreement to assign if such assignment or attempted assignment would constitute a breach thereof or result in the loss or diminution thereof. Seller does not represent or warrant that any such consents shall be obtained; provided, however, that in each such case, Seller shall exercise commercially reasonable efforts, without providing any assurances, to obtain the consent of such other party to such assignment to Buyer. If such consent is not obtained, Seller shall cooperate with Buyer in any reasonable arrangement designed to provide Buyer with the benefits under any such Contract, including, without limitation, enforcement, for the account and benefit of Buyer, of any and all rights of Seller against any other person arising out of the breach or cancellation of any such Contract by such other person, or otherwise, except Seller shall have no liability to Buyer for failure of any benefit inuring to the Buyer or the enforceability of such Contracts in favor of Buyer without any diminution in the Purchase Price. Attached hereto as Schedule 1.3 is a list of each Contract which requires the consent of a third party to the assignment thereof.
     Section 1.4 Seller Accounts Payable. Seller shall pay, and the Shareholders shall cause Seller to pay, within the longer of (a) sixty (60) days following the Closing Date or (b) the customary payment period for such Accounts Payable, all Accounts Payable of Seller; provided, however, that Seller shall not be required to pay, and the Shareholders shall not be required to cause Seller to pay, any Accounts Payable which Seller is disputing, in whole or in part, in good faith until such time as it is finally determined that such amount is owed by Seller. Attached hereto as Schedule 1.4 is a true and substantially complete list of all Accounts Payable of Seller as of the close of business on the day before the date of execution of this Agreement.
     Section 1.5 Proration of Cash on Hand. The parties shall prorate, as of the close of business on the Closing Date, all cash on hand or on deposit with Seller consisting of sums paid to Seller pursuant to the advance billing practice of Seller or otherwise representing a prepayment to Seller for services to be rendered after the Closing related to the Business (the “Prepaid Accounts”). Seller shall be entitled to all cash on hand or on deposit related to services performed on or before the close of business on the date of Closing and Buyer shall be entitled to all cash on hand or on deposit related to services to be performed after the Closing Date.
     Section 1.6 Purchase Price Credit for Prepaid Accounts. At Closing, Buyer and Seller shall identify all Accounts Receivable attributable to the Prepaid Accounts (the “Prepaid Accounts Receivable”). At Closing, Seller shall pay to Buyer dollar-for-dollar for all amounts attributable to the Prepaid Accounts Receivable. The amount due and owing by Seller for the Prepaid Accounts Receivable shall be set forth on Schedule 1.6, which shall be attached to this Agreement at Closing.
     Section 1.7 Post-Closing Payments to Seller and Buyer. From and after the Closing, the Seller and the Buyer shall transfer and deliver to each other, promptly after receipt thereof, and no less frequently than bi-weekly for the first three (3) months after the Closing, and as necessary thereafter, any cash received by them in payment of accounts receivable of the other party or parties for services rendered before the Closing, in the case of the Seller, and after the Closing, in the case of the Buyer.
     Section 1.8 Change of Name. Within ten (10) business days after the Closing Date, Seller shall discontinue any use of the Business Name, or any symbol, trademark, service mark, logo or trade name associated only with the Business Name which is being assigned to Buyer now used by Seller in the conduct of the Business. On the Closing Date, Seller shall deliver to Buyer, in form suitable for filing, prepared by Buyer and in form and substance reasonably acceptable to Seller, such certificates, consents and other documents as are necessary to effect the transfer of the registration of the Business Name to Buyer in Florida and any other jurisdiction in which the Business is operated on or prior to the Closing Date, and Seller shall grant to Buyer any consents and take any other and further action, all at Buyer’s expense, requested by Buyer to enable Buyer to reserve or register any such name for use by Buyer in Florida or any other jurisdiction in which the Business is operated on or prior to the Closing Date. Except for the Business Name, Seller shall have the exclusive right to retain its corporate name and any derivative thereof.
ARTICLE 2. PURCHASE PRICE
     Section 2.1 Purchase Price. The Total Purchase Price for the Assets is THIRTY-FOUR MILLION FIVE HUNDRED THOUSAND AND NO/100 DOLLARS ($34,500,000.00) (the “Purchase Price”). At Closing, Buyer shall pay to Seller in immediately available funds by wire transfer to an account designated by the Seller not less than five (5) days prior to the Closing Date the sum of THIRTY-TWO MILLION FIVE HUNDRED THOUSAND AND NO/100 DOLLARS ($32,500,000.00), as adjusted by the terms of Section 1.1(l) above, and Sections 2.3, 2.4, and 2.5 below (the “Adjusted Cash Purchase Price”), and shall issue to Shareholder the Shares as set forth in Section 2.2 below.
     Section 2.2 Shares. Buyer shall cause WCA Waste Corporation to issue to the aggregate of two hundred thirty-six thousand six hundred eighty-six (236,686) shares of the common stock of Buyer’s Affiliate, WCA Waste Corporation, a Delaware corporation (the “Shares”), which shall have the legend set forth below:
THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY APPLICABLE STATE LAW, AND THEY MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND ANY APPLICABLE STATE LAW OR DELIVERY TO THE CORPORATION OF AN OPINION OF LEGAL COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.
     Section 2.3 Accounts Receivable. Schedule 2.3 will set forth a list of all Accounts Receivable as of the end of business on October 1, 2005. In addition to the Purchase Price set forth in Section 2.1, Buyer will purchase the Accounts Receivable, in accordance with Schedule 2.3 annexed hereto, at Closing (the “A/R Purchase Price”).
     Section 2.4 Payment of Debts of Seller. On the Closing Date Seller shall deliver all of the Assets (whether owned or leased) to Buyer free of all debts, liens and other encumbrances whatsoever (including bank debt, lease payments and lease end buy-out provisions except for the mobile office trailer located at the DeSoto County landfill which Buyer hereby assumes and any cattle lease on the DeSoto landfill, if any). At Seller’s request and direction, Buyer will cause a portion of the Cash Purchase Price otherwise payable to Seller on the Closing Date to be paid directly to creditors of Seller.
     Section 2.5 Earnest Money. The parties acknowledge that Buyer has delivered to Seller the sum of TWO HUNDRED FIFTY THOUSAND AND NO/100 DOLLARS ($250,000.00) (the “Earnest Money”) as a deposit, which amount shall fully apply to the Purchase Price. In the event Buyer fails to consummate the transaction contemplated by this Agreement without cause, the Earnest Money shall be non-refundable and shall be deemed fair and liquidated damages for such action. Buyer’s failure to obtain the approvals set forth in Sections 3.3(a)(vii), (viii) and (ix) shall not constitute cause.
     Section 2.6 Allocation of Consideration between Agreements. The parties agree that the total consideration for the transactions contemplated in this Agreement, together with the transactions contemplated in the Option Agreement, is (a) as set forth in Section 2.1, (b) is good and sufficient consideration for the option granted by the Option Agreement and (c) is good and sufficient consideration for the transactions contemplated by this Agreement. The Purchase Price shall be allocated among the Assets in accordance with Form 8594 annexed hereto as Exhibit 2.6 and made a part hereof.
ARTICLE 3. CLOSING
     Section 3.1 Time and Place of Closing. The closing of the transaction contemplated herein shall take place at the offices of Icard, Merrill, Cullis, Timm, Furen & Ginsburg, P.A. at 2033 Main Street, Suite 600, Sarasota, FL 34237 (the “Closing”) on October 3, 2005 (the “Closing Date”) at 10:00 a.m. local time, or such other time and place to which the parties may agree in writing, and shall be effective for all purposes as of 5:00 p.m., local time, on the Closing Date.
     Section 3.2 Payment of Taxes and Other Charges.
     (a) At the Closing, the parties shall equally divide, and each pay one-half of all real property transfer, sales, value added, use, documentary stamp, recording charges and other taxes imposed or required to be collected by any federal, state or local taxing authority in the United States in connection with the transfer of the Assets. Each of Buyer and Seller shall prepare and file, and shall fully cooperate with the other party with respect to such preparation and filing of, any returns and other filings relating to any such taxes, fees, charges, or transfers, as may be required.
     (b) From the Closing Date, Buyer or Buyer’s assignee (provided Buyer is in compliance with Section 9.7 hereof), shall be responsible for all taxes attributable to or incurred by the Business and the Assets on and after the Closing.
     Section 3.3 Conditions to Closing.
     (a) Buyer’s Conditions to Closing. Buyer’s obligation to close the transaction contemplated herein shall be subject to the following conditions precedent:
     (i) The representations and warranties of Seller and Shareholders contained in this Agreement shall be true and correct in all material respects on the Closing Date, except that any such representation and warranty made as of a specified date (other than the date of this Agreement) shall have been true and correct in all material respects on and as of such date;
     (ii) Seller and Shareholders shall have performed in all material respects all obligations and agreements and complied with all covenants contained in this Agreement or in any documents delivered in connection herewith, that are required to be performed and complied with by it or him, as applicable, on or before the Closing Date;
     (iii) Buyer shall have received a certificate from Seller and Shareholders, executed on behalf of Seller by its duly authorized officer, and by each Shareholder, individually, certifying that the conditions specified in Sections 3.3(a)(i) and 3.3(a)(ii) have been satisfied (the “Seller’s Closing Certificate”);
     (iv) No suits, actions or other proceedings shall have been filed by any party seeking to prevent the Closing which would restrain the transaction contemplated herein or which seeks damages in connection therewith;
     (v) Buyer shall, in its sole discretion, be satisfied with the results of Buyer’s due diligence with respect to the Assets;
     (vi) To the extent obtainable, Seller shall have obtained and delivered to Buyer all written consents of the other party to each Contract which by its terms or otherwise require the consent of such party to the transactions contemplated by this Agreement;
     (vii) Buyer shall have received approval of this Agreement by its Board of Directors, which approval shall have been obtained not less than three (3) business days prior to the Closing Date;
     (viii) Buyer shall have received approval of this Agreement by the Board of Directors of WCA Waste Corporation, which approval shall have been obtained not less than three (3) business days prior to the Closing Date;
     (ix) Buyer shall have received approval of this Agreement by Wells Fargo Bank, N.A., as Agent for Buyer’s lenders, which approval shall have been obtained not less than three (3) business days prior to the Closing Date;
     (x) Seller shall have provided evidence satisfactory to Buyer that, as of the Closing Date, all permits, licenses and governmental approvals of whatever kind and nature required by Seller for Seller’s operation of the Assets shall have been granted and are in full force and effect; and
     (xi) Shareholders shall have caused the execution of the Option Agreement by Shareholders and M&G CD Disposal Facility, LLC.
     (b) Seller’s Conditions to Closing. Seller’s obligation to close the transaction contemplated herein shall be subject to the following conditions precedent:
     (i) The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects on the Closing Date with the same effect as if they were made on and as of the Closing Date, except that any such representation and warranty made as of a specified date (other than the date of this Agreement) shall have been true and correct in all material respects on and as of such date;
     (ii) Buyer shall have performed in all material respects all obligations and agreements and complied with all covenants contained in this Agreement or in any documents delivered in connection herewith, that are required to be performed and complied with by it on or before the Closing Date;
     (iii) Seller shall have received a certificate from Buyer, executed on behalf of Buyer by its duly authorized officer, certifying that the conditions specified in Sections 3.3(b)(i) and 3.3(b)(ii) have been satisfied (the “Buyer’s Closing Certificate”); and
     (iv) No suits, actions, or other proceedings shall have been filed by any third party seeking to prevent the Closing or otherwise restrain the transaction contemplated herein or seeking damages in connection therewith.
     Section 3.4 Deliveries by Seller and Shareholders. At the Closing, Seller and Shareholders shall deliver to Buyer:
     (a) Assignment and Assumption Agreement (“Assignment”) and Bill of Sale (“Bill of Sale”) in the forms attached hereto as Exhibit 3.4(a), duly executed by Seller;
     (b) motor vehicle Certificates of Title and/or registrations to the Rolling Stock, properly endorsed to Buyer;
     (c) after receiving confirmation of Seller’s receipt of the Purchase Price in immediately available funds, a receipt duly executed by Seller acknowledging payment by Buyer to Seller of the Cash Purchase Price;
     (d) Intentionally Deleted;
     (e) with respect to any Contract, which is assignable, that requires the consent of a third party and which consent can be obtained prior to the assignment thereof, a consent to assignment in a form reasonably satisfactory to Buyer executed by such third party;
     (f) the documents evidencing the transfer of name of Seller as required by Section 1.8;
     (g) all keys to Rolling Stock and Equipment in the Seller’s possession (properly tagged for identification);
     (h) such resolutions, authorizations, certified Articles of Incorporation and Bylaws relating to Seller as are reasonably required by Buyer in connection with this transaction and including (i) Seller’s Articles of Incorporation certified by the Florida Secretary of State; (ii) Seller’s Secretary Certificate as to incumbency and specimen signatures, the resolutions authorizing this Agreement, its Articles of Incorporation and Bylaws; and (iii) a Good Standing Certificate from the Secretary of State of Florida;
     (i) [intentionally omitted];
     (j) the Seller’s Closing Certificate, as contemplated under Section 3.3(a)(iii), duly executed by Seller and each Shareholder;
     (k) Special Warranty Deeds to the Real Property (the “Deeds”) and Affidavit, copies of which are annexed hereto as Exhibit 3.4(k);

     (l) the Option Agreement;
     (m) an executed Transition Agreement in the form of Exhibit 3.4(n) for the operation of the Assets pursuant to the Permits;
     (n) a check for the Prepaid Accounts Receivable;
     (o) an updated Prepaid Accounts Receivable Schedule 1.6, as contemplated in Section 1.6 hereof; and
     (p) all other documents, instruments and writings reasonably requested by Buyer to be delivered by Seller at or prior to the Closing; and
     (q) a compact disc containing all Customer Accounts, including name, address, terms, rates, manual and automated routing and billing information, data and components thereof related to the Company in a machine readable format.
     Section 3.5 Deliveries by Buyer. At the Closing, Buyer shall deliver to Seller:
     (a) the Adjusted Cash Purchase Price;
     (b) the Shares;
     (c) such resolutions, authorizations, certified Certificate of Incorporation and Bylaws relating to Buyer as are reasonably required by Seller in connection with this transaction and including (i) Buyer’s Certificate of Incorporation certified by the Delaware Secretary of State; (ii) Buyer’s Secretary Certificate as to incumbency and specimen signatures, the resolutions authorizing this Agreement, its Certificate of Incorporation and Bylaws; and (iii) a Good Standing Certificate of Buyer from the Delaware Secretary of State;
     (d) the Buyer’s Closing Certificate, as contemplated under Section 3.3(b)(iii), duly executed by Buyer;
     (e) the Investor Representation Agreement annexed hereto as Exhibit 3.5(e) and made a part hereof; and
     (f) all other documents, instruments and writings reasonably requested by Seller to be delivered by Buyer at or prior to the Closing.
ARTICLE 4. REPRESENTATIONS AND WARRANTIES
OF SELLER AND SHAREHOLDER
     Section 4.1 Seller and Shareholders, jointly and severally, represent and warrant to Buyer that:
     (a) Authority.
     (i) Seller is a duly organized and validly existing Florida corporation, duly qualified or authorized to do business in the State of Florida and in each jurisdiction in which such qualification or authorization is required except where failure to be so qualified or licensed would not have a material adverse effect on the Assets and the Business taken as a whole. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the compliance by Seller and Shareholders with the terms of this Agreement do not and will not conflict with or result in a breach of any terms of, or constitute a default under, the Articles of Incorporation or Bylaws of Seller, or any instrument or other agreement to which Seller or any Shareholder is a party regarding the Business or by which Seller, or any of its properties or assets, is bound. This Agreement constitutes a valid obligation of Seller and Shareholders enforceable against Seller and Shareholders in accordance with its terms except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws of general application relating to or affecting creditor’s rights generally and except for the limitations imposed by general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.
     (ii) Shareholders are competent, under no duress or legal restraint, and have all necessary authority to enter into this Agreement, perform Shareholders’ obligations hereunder and consummate the transactions contemplated hereby.
     (iii) Seller has the full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. Seller has taken all action necessary to approve the sale of the Assets to Buyer, including Shareholder approvals, if necessary, and except as otherwise set forth herein, no other authorization or approval is required for any of the foregoing, which if not obtained would have a material adverse affect on either Seller’s or Shareholders’ ability to consummate this Agreement.
     (iv) All of the issued and outstanding shares of capital stock of Seller are owned of record and beneficially by the Shareholders, free and clear of all liens, security interests and encumbrances whatsoever.
     (v) Except as set forth on Schedule 4.1(a)(v), Seller does not have any subsidiaries or any other equity interest in any limited liability company, corporation, partnership or similar entity.
     (b) Compliance with Law. Neither Seller nor any Shareholder is in default under any applicable federal, state or local laws, statutes, ordinances, permits, licenses, orders, approvals, variances, rules or regulations or judicial or administrative decisions (“Applicable Laws”) which, if determined adversely, would have a material adverse effect upon the Assets and the Business taken as a whole. Seller has been granted all licenses, permits, consents, authorizations and approvals from federal, state and local government regulatory bodies as determined by Seller are necessary or desirable to carry on the Business, all of which are currently in full force and effect. The operation, conduct and ownership of the properties, assets and Business of Seller are being, and at all times have been, conducted in substantial compliance with all Applicable Laws in all material respects. No notice from any governmental body has been served upon or given to Seller claiming that the Business or any of the Assets is not in conformity with any Applicable Law.
     (c) Equipment. Listed on Schedule 1.1(a) hereto is a complete and accurate list of all Equipment used or for use in connection with the Business and the current condition of each such item of Equipment. To the Seller’s and Shareholders’ knowledge, each piece of Equipment is in operating condition (normal wear and tear and obsolescence excepted) sufficient to currently carry on the Business in the normal course as it is presently conducted.
     (d) Rolling Stock. Listed on Schedule 1.1(b) hereto is a complete and accurate list of all Rolling Stock. To the Seller’s and Shareholders’ knowledge, each motor vehicle, attachment, accessory and piece of materials handling equipment comprising the Rolling Stock is in operating condition (normal wear and tear and obsolescence excepted) sufficient to currently carry on the Business in the normal course as it is presently conducted.
     (e) Contracts and Leases. Listed on Schedule 4.1(e) hereto is a complete and accurate list of all of the Contracts as of the date hereof with all Customers from which five percent (5%) or more of the Business’ average monthly revenue is derived. Also listed on Schedule 4.1(e) hereto is a complete and accurate list of all of the leases as of the date hereof which will be assumed by Buyer (the “Assumed Leases”). Except as set forth on Schedule 4.1(e), all Contracts and Assumed Leases are (and will be immediately following the Closing) in full force and effect and are valid, binding and enforceable against the respective parties thereto in accordance with their respective provisions. Seller is not in default under any of the Contracts or Assumed Leases; nor has there occurred an event or condition (including Seller’s execution and delivery of or performance under this Agreement) which with the passage of time or the giving of notice (or both) would constitute a default under any obligation under any of the Contracts or Assumed Leases, which if determined adversely would have a material adverse affect on the Business and Assets taken as a whole; no claim of such a default has been asserted and to the knowledge of Seller, there is no reasonable basis upon which such a claim could validly be made. To the Seller’s and Shareholders’ knowledge, no person has notified Seller and Shareholders that it intends or desires to modify, waive, amend, rescind, release, cancel or terminate any of the Contracts or Assumed Leases. By virtue of the grant, conveyance, sale, transfer and assignment of the Contracts and Assumed Leases by Seller to Buyer hereunder, to the extent assignable, except as set forth on Schedule 4.1(e), Buyer shall own and hold all right, title and interest of Seller in and to the Contracts and Assumed Leases, without the consent or approval of any other person or entity.
     (f) Title to the Assets. Seller has good and marketable title to all of the Assets, and at Closing all such Assets will be assigned to Buyer free and clear of all liens, encumbrances, security interests, equities or restrictions whatsoever, direct or indirect, accrued, absolute, contingent or otherwise other than Permitted Encumbrances, and, by virtue of the grant, conveyance, sale, transfer, and assignment of the Assets hereunder, Buyer shall receive good and marketable title to the Assets, free and clear of all liens, lease payments (including lease-end buy-out payments), encumbrances, security interests, equities or restrictions whatsoever other than Permitted Encumbrances. Subject to the terms of this Agreement, the Assets include all of the permits, licenses, franchises, consents and other approvals owned by Seller in the conduct of the Business.
     (g) Title to Operations Property.
     (i) Seller owns good and marketable title to the Real Property, and at Closing the Real Property will be free and clear of any lien, mortgage, charge, restriction, pledge, security interest, option, lease, claim, easement, encroachment or encumbrance (“Lien”), except for such encumbrances agreed to by Buyer and shown on a commitment for title insurance (“Permitted Encumbrances”).
     (ii) Seller currently operates the Business on the Real Property, and at those certain other locations listed on Schedule 4.1(g). (collectively with the Real Property, the “Operations Property”). Seller has never owned, leased or otherwise occupied, had an interest in or operated any real property other than the Operations Property.
     (iii) Except as set forth on Schedule 4.1(g):
     (A) The Operations Property is, and at all times during operation of the Business has been, fully licensed, permitted and authorized for the operation of the Business under all Applicable Laws relating to the protection of the environment, the Operations Property and the conduct of the Business thereon (including, without limitation, all zoning restrictions and land use requirements).
     (B) Neither Seller, any Shareholder nor the Operations Property now is or ever has been involved in, or the subject of, any litigation or administrative proceeding seeking to impose fines, penalties or other liabilities or seeking injunctive relief for either Seller’s or the Shareholders’ violation of any Applicable Laws relating to the environment which has not been resolved to the full satisfaction of the applicable governmental agency.
     (C) Neither Seller nor Shareholders have caused any spills, leaks, deposits or other releases of Hazardous Materials into or onto the Operations Property, except for such spills, leaks, deposits or other releases that (A) are immaterial in nature and amount, and (B) were properly and promptly remediated.
     (D) Except as set forth on Schedule 4.1(g), the Operations Property does not contain any underground or above-ground storage tanks or transformers containing Hazardous Materials, petroleum products or wastes or other hazardous substances regulated by 40 CFR 280 or other Applicable Laws. All above and below ground tanks currently in use on the Operations Property are being used and maintained in accordance with all Applicable Laws.
     (E) Except as set forth on Schedule 4.1(g), the Operations Property has never been identified as existing in the 100-year floodplain, and has never been classified as a “wetlands” by any federal or state authority.
     (h) Litigation. Except as set forth on Schedule 4.1(h) hereof, there is no claim (including Notices of Violation), litigation, action, suit or proceeding, administrative or judicial, at law or in equity, before any federal, state or local court or regulatory agency, or other governmental authority that is pending or to the knowledge of Seller and Shareholders, threatened against Seller or any Shareholder, or involving the Assets or the Business, which if determined adversely it would not have a material adverse affect on the Business and Assets taken as a whole. Neither Seller nor Shareholders have any knowledge of any of the above, and neither Seller nor Shareholders have any knowledge of any facts or circumstances that exist which would, with the passage of time or giving of notice (or both), give rise to any of the above, which if determined adversely would have a material adverse affect on the Business and Assets taken as a whole.
     (i) Employees. Attached as Schedule 4.1(i) hereof is a complete list of all employees of the Business and their respective rates of compensation (including a breakdown of the portion thereof attributable to salary, bonus and other compensation, respectively) as of the date of Closing. Each employee is an employee at will and there are no collective bargaining agreements affecting any employee of Seller. There is no pending or, to the Seller’s and Shareholders’ knowledge, threatened labor dispute involving Seller and any group of its employees nor has Seller experienced any labor interruptions over the past three (3) years. Shareholders will cause Seller to terminate each of its employees as of the close of business on the Closing Date. Buyer shall employ such former employees of Seller as Buyer deems appropriate, provided that each such person seeking employment meets the qualifications established by Buyer. It is expressly understood that Buyer shall not assume or be responsible for any severance or other employee benefit arising out of an individual’s employment by Seller prior to the Closing Date. Nothing herein will be deemed to give any individual a right of employment and Buyer shall not be obligated to hire any of Seller’s employees. All obligations and liabilities accruing on or after the Closing Date of individuals employed by Buyer on or after the Closing Date shall be the sole liability and responsibility of Buyer. Seller will pay accrued vacation, if any, owing to any terminated employee on or before December 31, 2005.
     (j) Employee Relations and Benefit Plans. Set forth on Schedule 4.1(j) is an accurate and complete list of all agreements of any kind between Seller and its employees or group of employees, including, without limitation, employment agreements, collective bargaining agreements and benefit plans. Buyer shall not, by the execution and delivery of this Agreement or otherwise, become obligated to or assume any liabilities or contractual obligations with respect to any employee of Seller or otherwise become liable for or obligated in any manner (contractual or otherwise) to any employee of Seller, including, without limiting the generality of the foregoing, any liability or obligation pursuant to any collective bargaining agreement, employment agreement, or pension, profit sharing or other employee benefit plan (within the meaning of Section 3(3) of the Employment Retirement Income Security Act of 1974, as amended) or any other fringe benefit program maintained by Seller or to which Seller contributes or any liability for the withdrawal or partial withdrawal from or termination of any such plan or program by Seller.
     (k) Financial Statements. Schedule 4.1(k) attached hereto contains the following financial statements of Seller (collectively, the “Unaudited Financials”): (a) unaudited balance sheets and statements of operations as of and for the fiscal years ended December 31, 2002, December 31, 2003, and December 31, 2004, and (b) the unaudited balance sheet (the “Most Recent Balance Sheet”) and statements of operations as of and for the eight months ended July 31, 2005 (the “Balance Sheet Date”). The Unaudited Financials have been prepared in accordance with generally accepted accounting principles (“GAAP”) consistently applied with prior periods, are complete and correct in all material respects and fairly present the financial condition and results of the operation of Seller as of the dates and for the periods indicated thereon, and contain and reflect adequate reserves for all material and known liabilities and obligations of Seller of any nature, whether absolute or contingent, except for reserves not required to be maintained under GAAP and subject in the case of Unaudited Financials covering interim periods to year end adjustments and notes, the net effect of which shall be consistent with historical 2004 Unaudited Financials. Except as may be noted thereon, or on Schedule 4.1(k), the statements of income included in the Unaudited Financials do not contain any material items of extraordinary or nonrecurring income or any other income not earned in the ordinary course of business. Except as set forth on Schedule 4.1(k), the books of account of Seller have been maintained in all material respects in accordance with historical practices, and there have been no material transactions involving Seller that properly should have been set forth therein in accordance with GAAP that have not been accurately so set forth.
     (l) Absence of Certain Changes. Except as disclosed in the Unaudited Financials or on Schedule 4.1(l), since the Balance Sheet Date, there has not occurred any material adverse change in the assets, liabilities (whether absolute, accrued or contingent), condition (financial or otherwise), results of operations, business or prospects of Seller.
     (m) Taxes. To Seller’s knowledge, no federal, state, local or other tax returns or reports filed by Seller (whether filed prior to, on or after the date hereof) with respect to the Business or the Assets will result in any taxes, assessments, fees or other governmental charges upon the Assets or Buyer, whether as a transferee of the Assets or otherwise. All federal, state and local taxes due and payable as reflected on Seller’s tax returns or reports with respect to the Business or the Assets have been paid, including, without limiting the generality of the foregoing, all federal, state and local income, sales, use, franchise, excise and property taxes.
     (n) Hazardous Materials. Except in a manner which is in material compliance with applicable Environmental Laws, neither Seller nor Shareholders have ever generated, transported, stored, handled, recycled, reclaimed, disposed of, or contracted for the disposal of Hazardous Materials on the Real Property. Seller has never owned, operated, had an interest in, engaged in and/or leased a waste transfer, recycling, treatment, storage or disposal facility, business or activity other than the Business. Seller has obtained and maintained all necessary trip tickets, signed by the applicable waste generators, and other records demonstrating the nature of the waste transported in connection with the Business. To Seller’s knowledge, no employee, contractor or agent of Seller has, in the course and scope of employment with Seller, been harmed by exposure to Hazardous Materials. Seller has received no notice that Seller has any direct or contingent liability or obligation for or in connection with any claimed release, discharge or leak caused by Seller of any Hazardous Materials into the environment and no portion of the Operations Property is listed on the CERCLIS list or the National Priorities List of Hazardous Waste Sites or any similar list maintained by the State of Florida. Attached hereto as Schedule 4.1(n) is a complete list of the names and addresses of all disposal sites at any time now or in the past three (3) years utilized by Seller, none of which sites is listed on the CERCLIS list or the National Priorities List of Hazardous Waste Sites or any comparable Florida list. Neither Seller nor any Shareholder has been notified in writing that it is a potentially responsible party under CERCLA or any comparable or similar Florida statute; neither Seller nor any Shareholder has received any notice of such a listing; and neither Seller nor any Shareholder knows of any facts or circumstances which could give rise to such a listing, which if determined adversely would have a material adverse affect on the Business and Assets taken as a whole.
     (o) Government Notices; Permits; Intangible Rights. Seller has delivered to Buyer on Schedule 4.1(o) an accurate list and summary description as of the Closing Date of all of its certificates of need, permits, titles (including motor vehicle titles and current registrations), fuel permits, licenses, orders, approvals, franchises, certificates, trademarks, trade names, patents, patent applications and copyrights owned or held by Seller with respect to the Assets, all of which are valid, in good standing and in full force and effect. Except as set forth on Schedule 4.1(o), such permits, titles, licenses, orders, approvals, franchises, certificates, trademarks, trade names, patents, patent applications, copyrights and similar rights of approvals are adequate for Seller’s operation of the Assets. Except as set forth on Schedule 4.1(o), Seller has delivered to Buyer a description and copies as of the date of this Agreement and as of the Closing of all of its material records, reports, notifications, certificates of need, permits, pending permit applications, engineering studies, environmental impact studies filed or submitted or required to be filed or submitted to governmental agencies, other governmental approvals or applications for approval and of all material notifications from such governmental agencies, with respect to the Assets. All of the statements made and all of the information provided by Seller or its agents or representatives in the permit documents with respect to the Permits, the Real Property are true and correct as of the date made.
     (p) Absence of Price Renegotiation Contracts. Except as provided in Schedule 4.1(p) attached hereto, Seller is not now nor has it ever been a party to any governmental contracts subject to price redetermination or renegotiation.
     (q) Intentionally Deleted.
     (r) Absence of Certain Business Practices. Seller has not, nor has any employee, agent or other person acting on Seller’s behalf, directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, competitor or governmental employee or official (domestic or foreign) that would subject Seller to any damage or penalty in any civil, criminal or governmental litigation or proceeding and which would result in a material adverse affect on the Buyer.
     (s) Transactions with Related Parties. Except as set forth on Schedule 4.1(s) attached hereto, since January 1, 2002, (i) there has been no transaction by Seller with (x) any member of Shareholders’ family, (y) any person or legal entity that is directly or indirectly controlled by Shareholder or one or more members of Shareholders’ family, or (z) any person or legal entity that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with Seller (those identified in (x) through (z) above being referred to collectively as a “Related Party”), and (ii) there are no written agreements now in effect between Seller and any Related Party. In addition, none of the transactions with Shareholder or any Related Party that have occurred has provided to Seller assets, income, financing or business on a basis significantly more or less favorable than that available from unaffiliated persons. Schedule 4.1(s) also (i) states the amounts due from Seller to any Related Party and the amounts due from any Related Party to Seller, (ii) describes the transactions out of which such amounts due arose, and (iii) describes any interest of Seller or any Related Party in any supplier or customer of, or any other entity that has had business dealings with, Seller. After the Closing, except as set forth on Schedule 4.1(s), there will be no obligations or other liabilities between Buyer, on the one hand, and Seller or any Related Party, on the other hand, other than pursuant to this Agreement. Schedule 4.1(s) shall specifically include all Excluded Assets located on the Operations Property, and Seller covenants to (1) hold Buyer harmless from any and all loss suffered by Seller or any such Related Party after the Closing relating to

Related Party transactions, and (2) to have all Excluded Assets removed from the Operations Property within 120 days after the Closing.
     (t) Insurance. Attached to Schedule 4.1(t) is a complete set of copies of all insurance policies and of all claims made by Seller on any liability or other insurance policies during the past five years, and loss runs for the past five years. Schedule 4.1(t) is a complete list of all insurance currently in place over the five years preceding the Closing, and accurately sets forth the coverages, deductible amounts, carriers and expiration dates thereof. Except as included in Schedule 4.1(t), no notice or other communication has been received by the Seller from any insurance company within the three years preceding the Closing canceling or materially amending or materially increasing the annual or other premiums payable under any of their insurance policies, and, to the knowledge of Seller, no such cancellation, amendment or increase of premiums is threatened.
     (u) Absence of Undisclosed Liabilities. There are no material liabilities of Seller, payable by Seller, whether absolute, accrued, contingent or otherwise, and whether due or to become due, not reflected on or reserved for in the Unaudited Financials or the Closing Balance Sheet, and/or not hereafter paid by Seller, as applicable, except for executory obligations under Customer Accounts and immaterial Contracts for the purchase of supplies or the sale of products and other liabilities incurred in the ordinary course of business and except for liabilities in the ordinary course of business prior to the date of the Closing Balance Sheet which, in accordance with GAAP consistently applied, were not required to be recorded thereon and which, in the aggregate are not material. There are no commitments, Contracts or undertakings covering purchases in excess of Seller’s normal operating requirements or covering the purchases of items of Equipment in excess of the normal requirements of Seller.
     (v) No Powers of Attorney or Suretyships. Except as set forth on Schedule 4.1(v), (i) Seller has not granted any general or special powers of attorney, and (ii) Seller has no obligation or liability (whether actual, contingent or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor, or obligor on an asset or income maintenance agreement or otherwise in respect of the obligation of any person, corporation, partnership, joint venture, association, organization or other entity which would constitute an obligation of the Buyer on or after the Closing.
     (w) Brokerage Fees. No person or legal entity is entitled to any brokerage or finder’s fee or other commission from Seller or Shareholder in connection with the Closing of this Agreement or the consummation of the transactions contemplated hereunder.
     (x) Letters of Credit, Bonds, Etc.
     (i) Except as disclosed in Schedule 4.1(x), Seller is not the beneficiary of any letters of credit, performance or other bonds, or any other financial instruments guaranteeing the payment or performance of any third party under any Contract; and
     (ii) Except as disclosed in Schedule 4.1(x), Seller is not required to provide any letter of credit, performance or other bond, or any other financial instrument for the purpose of guaranteeing the Seller’s payment or performance under any Contract.

     (y) Completeness of Disclosure. This Agreement and the Schedules hereto and all other documents and information furnished to Buyer and its representatives pursuant hereto do not and will not include any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading.
     Section 4.2 Survival. Each of the representations and warranties set forth in this Article 4 shall survive the Closing and the transfer of the Assets for the limited periods as more fully set forth in Section 8.7 hereof.
ARTICLE 5. COVENANTS OF SELLER AND SHAREHOLDER
     Section 5.1 Transition Operations. From and after the Closing, neither Seller nor Shareholder will take any action that is designed or intended to have the effect of discouraging any customer or business associate of Seller from maintaining the same business relationships with Buyer after the Closing that it maintained with Seller before the Closing. Specifically, and without limitation, after the Closing, Seller and Shareholder will:
     (a) Refer all customer inquiries relating to the Business to Buyer; and
     (b) For a period of one hundred eighty (180) days following the date of Closing, without additional consideration, assist Buyer, at Buyer’s sole cost and expense, on an “On Call Basis” with the orderly transition of the operations of the Business from Seller to Buyer (“Assistance Term”). During the first thirty (30) days following the Closing, Buyer will provide each Shareholder a vehicle and pay for maintenance, service, gas, insurance and travel and entertainment in providing assistance to Buyer as aforesaid. In the event Buyer needs Shareholders’ assistance during the first thirty (30) days following the Closing, Buyer shall provide each Shareholder reasonable notice of its need for their physical presence. Such assistance shall be consistent with the services provided before Closing and shall be limited to, assisting the Buyer in obtaining contracts with current customers, routing transition activities, assistance with permitting issues and developing sufficient information to allow Buyer to compile accurate customer billings, and immediately upon receipt, deliver original certificates of title and/or registrations with respect to the Rolling Stock and the Equipment, duly endorsed by Seller to Buyer. Buyer acknowledges that the foregoing assistance may be provided by either Meyer or Gabbert and/or both of them depending upon the availability of each Shareholder. In the event Buyer requires the Shareholders’ assistance at any time on or after the thirty-first (31st) day through the expiration of the Assistance Term, Buyer shall provide each Shareholder not less than forty-eight (48) hours prior written notice of its intent to make an “On Call” request for assistance. All costs and expenses incurred by a Shareholder in providing the assistance will be paid and/or reimbursed by Buyer to Seller on demand.
     Section 5.2 Noncompetition.
     (a) For a period of *** after the Closing, except as set forth in the following paragraph, neither (i) Seller, nor (ii) any Shareholder, shall for any reason whatsoever, directly or indirectly, for itself or himself or on behalf of or in conjunction with any other person, company, partnership, corporation or business of whatever kind or nature engage, as an officer, director, shareholder, owner, manager, shareholder, partner, joint venturer, lender or in any other capacity, whether as an employee, independent contractor, consultant, advisor, agent or otherwise, or as a sales representative, of any business in the waste collection, transportation, transferring, recycling or disposal business that is located or operating within *** (the “Territory”). For purposes of this Agreement, Affiliates of Buyer are subsidiaries of WCA Waste Corporation. Provided, however, the foregoing notwithstanding, the five (5) year non-compete period provided in this Section 5.2(a) shall be four (4) years with respect to the ownership, development, permitting and operation of the Land described in the Option Agreement.
Notwithstanding the foregoing provisions of this paragraph (a) Seller and the Shareholders may be a passive investor owning no more than five percent (5%) of the outstanding equity securities (including, but not limited to, debt or other obligations that are convertible into equity securities) of any corporation or other entity the equity securities of which are listed on a national securities exchange or traded on the NASDAQ National Market System and with which such persons have no other connection whatsoever.
     (b) For a period of *** after the Closing Date, neither Seller nor any Shareholder shall, and Seller and each Shareholder shall cause each of its or his Affiliates to not, offer to employ any person who is, at that time, or who has been within one (1) year prior to that time, an employee of the Business, Buyer or any Affiliate of Buyer; provided, however this restriction shall not apply to a family member of either Shareholder, including an in-law, and/or a terminated employee provided such person is subject to the restriction in Section 5.2(a).
     (c) For a period of *** after the Closing Date, neither Seller nor any Shareholder shall, and Seller and each Shareholder shall cause its or his Affiliates to not, engage or participate in any effort or act to solicit or induce any customer, supplier, associate, employee, sales or other agent, independent contractor or other person that has a business relationship with the Business, Buyer, or any Affiliate of Buyer within the Territory, or which has been a customer, supplier, employee, sales or other agent, independent contractor, or other person in a business relationship with the Business, Buyer or any of Buyer’s Affiliates within the Territory within *** prior to that time, to discontinue such relationship with the Business, Buyer or Affiliate of Buyer.
     (d) Seller and Shareholders acknowledge that the damages that may be suffered by Buyer as a result of any breach of the provisions of this Section 5.2 may not be calculable and that an award of a monetary judgment for such a breach would be an inadequate remedy. Consequently, Buyer shall have the right, in addition to any other rights it may have, to obtain, in any court of competent jurisdiction, injunctive relief to restrain any breach or threatened breach of any provision of this Section 5.2 or otherwise to specifically enforce any of the provisions hereof, and Buyer shall be obligated to post a bond or other security in seeking such relief in accordance with applicable law. This remedy is in addition to actual damages suffered by Buyer or its Affiliate and reasonable attorneys’ fees.
     (e) Seller and each Shareholder hereby acknowledge and agree that a part of the consideration for the agreements contained in this Section 5.2 is the aggregate of the direct and indirect benefits that the Seller and each of the Shareholders are receiving under this Agreement and the Option Agreement, including but not limited to the Purchase Price paid by Buyer. Seller and each Shareholder further acknowledge and agree that this Agreement contains reasonable limitations as to the time, geographical area, and scope of activity to be restrained, and does not impose a greater restraint than is necessary to protect the goodwill and other legitimate business interests of Buyer, the value of the Assets and the Business acquired by Buyer. Therefore, Seller and each Shareholder agree that all restrictions are fairly compensated for and that no unreasonable restrictions exist. In the event that any court of competent jurisdiction finally determines that the time period, scope or the geographic area of any covenant contained in this Section 5.2 is unreasonable or excessive and any such covenant is to that extent made unenforceable, the parties agree that the restrictions contained in this Section 5.2 shall remain in full force and effect for the greatest time period and scope and within the greatest geographic area as is permissible without rendering such covenant unenforceable. The parties intend that each of the covenants contained in Sections 5.2(a), (b), (c) and (d) shall be deemed to constitute separate covenants. The parties further agree that the consideration paid to the Seller hereunder is paid for the benefit of each Shareholder, that each Shareholder will derive substantial benefits therefrom and, therefore, the covenants contained in this Section 5.2 are binding upon each Shareholder.
     (f) All of the covenants contained in this Section 5.2 shall be construed as an agreement independent of any other provision of this Agreement, and the existence of any claim or cause of action of either Seller or any Shareholder against Buyer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Buyer of such covenants.
     (g) Seller and each Shareholder agree that the covenants contained in this Section 5.2 are a material and substantial part of this transaction.
     (h) Because of the difficulty of measuring economic losses as a result of the breach of the foregoing covenants, and because of the immediate and irreparable damage that would be caused for which it would have no other adequate remedy, Buyer, Seller and each Shareholder agrees that, in the event of a breach by either of Seller or any Shareholder of any of the covenants contained in this Article 5, such covenant or covenants may be enforced against Seller and each Shareholder by injunctions and restraining orders, as aforesaid.
     Section 5.3 Audit Assistance. Buyer, at its own cost and expense, will engage external auditors to audit Seller’s financial records relating to the Business (including up to three years of historical data). Seller will take commercially reasonable efforts to cooperate with any such audit and to assist in the completion of such audit, including, without limitation, by providing, executing and acknowledging all such documents that are necessary to complete the audit (including having Seller’s financial records converted, for Buyer’s use only, to accrual based accounting financials in accordance with GAAP), and by making any representations regarding the Business and Seller’s financial records, as may be reasonably requested by the external auditors which are consistent with its representations set forth in Article 4. Seller makes no representation or warranty regarding the audit performed for the benefit of the Buyer.
     Section 5.4 Completion of Construction. Within sixty (60) days following the Closing, Seller, at its sole cost and expense, shall complete the construction and “finish” on the building located at the DeSoto landfill facility. Seller’s obligation hereunder shall be to finish out the building in accordance with the permitted plans and architectural drawings for the facilities at the DeSoto Landfill.

     Section 5.5 Survival. Each of the covenants set forth in Sections 5.1 and 5.3 shall survive the Closing, the transfer of the Assets, the Bill of Sale and all other documents, instruments or agreements relating to the transactions contemplated herein for the limited periods as set forth in Section 8.7. Each of the covenants set forth in Section 5.2 shall survive the Closing, the transfer of the Assets, the Bill of Sale and all other documents, instruments or agreements relating to the transactions contemplated herein for the periods as set forth in Section 5.2.
     Section 5.6 Employee Compensation. Until the Closing Date Seller will not increase any employee’s compensation (including, without limitation, the rate of commissions) payable to, or any payment of a cash bonus to, any officer, director or employee of, or consultant to, Seller except that Seller, in its sole discretion, may increase any hourly employee’s hourly rate by an amount not to exceed Two and 50/100 Dollars ($2.50) per hour; provided, however, Seller may not increase more than ten (10) hourly employees’ hourly rate without obtaining the prior written consent of the Buyer. Further, until the Closing Date, Seller will not enter into any employment agreement or modification of any of the material terms of an existing employment agreement with any office, director or executive employee, or consultant to, Seller without the prior written approval of Buyer, which approval will not be unreasonably withheld, conditioned or delayed.
     Section 5.7 Books and Records. Until the Closing Date, Seller shall make no material alteration in the manner of keeping the books, accounts or records of Seller, or the accounting practices therein reflected.
     Section 5.8 Employee Plans or Agreements. From the date of this Agreement until the Closing Date, Seller will not adopt, amend, modify or terminate any collective bargaining agreement, or pension, profit sharing or other employee benefit plan without obtaining the prior written approval of the Buyer, which approval shall not be unreasonably withheld, conditioned or delayed.
     Section 5.9 Sarasota County Contract. Attached to this Agreement as Exhibit 5.9 is that certain agreement between Sarasota County and Meyer & Gabbert Excavating Contractors, Inc., effective January 19, 2004 (“Sarasota County Contract”). Buyer acknowledges that Seller will not seek consent for the assignment of the Sarasota County Contract to Buyer until after the Closing Date. Buyer fully acknowledges the provisions of the Sarasota County Contract relating to the assignment of the Sarasota County Contract. Each party acknowledges that the improvements associated with the Sarasota County Contract owned by Seller will be transferred to Buyer on the Closing Date as part of the Assets. On the Closing Date, Buyer shall provide a performance and payment bond or letter of credit (the “Credit Enhancement”)in an amount equal to the performance and payment bond or letter of credit Seller has provided to Sarasota County pursuant to the Sarasota County Contract. The Buyer’s Credit Enhancement shall be upon terms and conditions satisfactory to Seller. Buyer’s Credit Enhancement shall be due on demand after Seller’s payment bond or letter of credit it has provided to Sarasota County has been drawn upon. Prior to the Closing Date, Buyer shall submit a proposed form of performance and payment bond for Seller’s approval. As part of Seller’s obligation regarding Buyer’s assumption of the Sarasota County Contract, Seller will obtain a release of lien regarding the Fruitville Road real property which currently secures Seller’s performance and payment bond in favor of Sarasota County.
     As Buyer is assuming the Business associated with the Sarasota County Contract on the Closing Date, Buyer shall indemnify, defend, save, pay and hold harmless Seller and the Shareholders against any and all losses, claims, damages, obligations, penalties, judgments, warrants, liabilities, costs, expenses and disbursements (and any and all actions, suits, proceedings and investigations in respect thereof and any and all legal and other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise), including, without limitation, the costs, expenses and disbursements, as and when incurred, of investigating, preparing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which Seller, the Shareholders and/or Buyer is a party), directly or indirectly, caused by, relating to, based upon, arising out of, or in connection with Buyer’s acting for Seller, including, without limitation, any act or omission by Buyer in connection with the performance or non-performance of all obligations under the Sarasota County Contract, except to the extent that any such liability is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from Seller’s gross negligence or willful misconduct. Buyer’s covenant of indemnification shall survive the Closing and the assignment of the Sarasota County Contract.
     Section 5.10 Real Property. Seller, at Seller’s expense, shall cause to be issued to Buyer a Commitment for an Owner’s Policy of Title Insurance (or its then available equivalent) (herein called the “Commitment”) from a title company selected by Seller in Seller’s sole discretion (the “Title Company”), showing good and indefeasible title to the Property vested in Seller.
     In the event of a default of any terms or provisions of this Section 5.10 by Seller prior to Closing hereunder for any reason (except a breach by Buyer hereunder), Buyer shall have the right to (i) terminate this Agreement and receive a full refund of the Earnest Money, or (ii) waive such breach and close this transaction subject to such breach.
     If Buyer fails to perform any of its obligations hereunder (except as a result of a breach by Seller hereunder), Seller shall have the right to (i) terminate this Agreement and retain the Earnest Money as liquidated damages, or (ii) waive such breach and close this transaction subject to such breach.
     The Commitment shall be the basis upon which Buyer reviews the status of title to the Real Property. Buyer may file written objections to exceptions contained in the Commitment as soon as possible after Buyer’s receipt of the Commitment (“Title Date”); provided, however, the following shall be deemed Permitted Encumbrances and the Buyer shall not have the right to object to Permitted Exceptions:
          (a) Real property taxes and assessments for the year in which the sale and purchase shall be closed, which shall be prorated as provided for herein;
          (b) The standard printed exceptions contained in owner’s title insurance policies;
          (c) Zoning and other regulatory laws and ordinances affecting the Property;
          (d) Easements for public utilities;
          (e) Any other matters of record that do not render title unmarketable; and
          (f) Any matters that are approved in writing by Buyer or deemed approved by Buyer in accordance with this Agreement.

     If Buyer timely files a written objection to any such item other than a Permitted Exception, then Seller shall have the right but not the obligation to use reasonable diligence to remove, discharge or correct such liens, encumbrances or objections and shall have a period of sixty (60) days after receipt of a notice thereof in which to do so (and if necessary the Closing Date shall be extended). If Seller shall be unwilling or unable to remove or discharge such liens, encumbrances or objections within such period, then Buyer may, at its option, no later than five (5) days after Seller notifies Buyer of Seller’s unwillingness or inability, either terminate this Agreement with respect to all the Real Property or accept title to all of the Real Property in its then existing condition without reduction of the Purchase Price. If Buyer shall elect to terminate this Agreement, the Deposit, if any, shall be delivered to Buyer, this Agreement shall terminate, and thereafter neither Seller nor Buyer shall have any further rights or obligations hereunder except that Buyer shall remain obligated with respect to the indemnities and obligations of this Agreement which specifically survive termination. If Buyer fails to give written notice of objection to Seller on or before the Title Date, all matters reflected on the Commitment shall be deemed to be Permitted Exceptions.
     Seller will execute and deliver to Buyer, on the Closing Date (hereinafter defined), three (3) Special Warranty Deeds (the “Deeds”) in form and substance identical to that attached hereto as Exhibit 3.4(k), fully executed and acknowledged by Seller, conveying to Buyer or at Buyer’s direction, an affiliate of Buyer permitted hereunder, good and indefeasible title in and to the Real Property, subject only to the Permitted Exceptions.
     Buyer’s obligations hereunder are expressly subject to Buyer’s approval of the Real Property in all respects, including economic feasibility, financing, zoning, the local government comprehensive plan, redevelopment potential, structural components of any improvements, governmental restrictions and requirements, availability of utilities, concurrency issues, physical condition, subsoil conditions, environmental matters, and such other matters as may be of concern to Buyer. Buyer shall have until the Title Date in which to determine whether the Real Property is acceptable to Buyer in all respects. If, on or before the Title Date, Buyer, in its sole discretion, determines that the Real Property is acceptable and elects to proceed with this transaction, Buyer shall give written notice of acceptance to Seller (the “Acceptance Notice”). If Buyer shall fail to give the Acceptance Notice to Seller, on or before the Title Date, this Agreement shall be terminated, without liability to any party. Upon any such termination, Buyer shall deliver to Seller copies or originals of all Due Diligence Reports. Upon such termination and delivery of the Due Diligence Reports, neither party shall have any further rights or obligations hereunder, except, however, that Buyer shall remain obligated with respect to the indemnities and obligations herein which specifically survive termination.
     Buyer shall protect, defend, indemnify, save and hold harmless the Seller against any and all claims, demands, fines, suits, actions, proceedings, orders, decrees, judgments, damage or liability (including attorneys’ fees incurred by Seller with respect thereto) of any kind or nature, by or in favor of anyone whomsoever, resulting from, arising from, or occasioned in whole or in part by any act or omission by Buyer, its agents, contractors, employees, representatives or invitees in, upon, or at the Real Property, or from Buyer’s inspection, examination and inquiry of or on the Real Property. The provisions of this Section shall survive the Closing or termination of this Agreement.
     If Buyer or its agents, employees or contractors take any sample from the Real Property in connection with any testing, Buyer shall, upon the request of Seller, provide to Seller a portion of such sample being tested to allow Seller, if it so chooses, to perform its own testing. Buyer shall restore the

Real Property to the same condition as on the Effective Date promptly after Buyer’s independent factual, physical and legal examinations and inquiries of the Real Property, but in no event later than ten (10) days after the damage occurs. Without limiting Seller’s remedies for any such damage, Buyer’s obligation to restore shall be secured by Seller’s right to setoff against the Earnest Money. Buyer shall promptly pay for all inspections upon the rendering of statements therefor. Buyer shall not suffer or permit the filing of any liens against the Real Property and if any such liens are filed, Buyer shall promptly cause them to be released or otherwise eliminated from being a lien upon the Real Property. In the event the transaction contemplated by this Agreement is not closed for any reason whatsoever, Buyer shall (a) deliver all of the Due Diligence Reports and all Seller’s documents to Seller at no cost to Seller; and (b) remain obligated with respect to the indemnities and other obligations contained in this Agreement. The provisions of this Section shall survive the Closing or termination of this Agreement.
     If this Agreement is not terminated as aforesaid, Buyer shall be deemed to have acknowledged that Seller has provided Buyer sufficient opportunity to make such independent factual, physical and legal examinations and inquiries as Buyer deems necessary and desirable with respect to the Real Property and the transaction contemplated by this Agreement and that Buyer has approved the Real Property in all respects. The following provisions shall thereupon be applicable and shall survive the Closing or termination of this Agreement:
          (a) Buyer does hereby acknowledge, represent, warrant and agree to and with Seller that, except as otherwise expressly provided in this Agreement: (i) Buyer is expressly purchasing the Real Property in its existing condition “AS IS, WHERE IS, AND WITH ALL FAULTS” with respect to all facts, circumstances, conditions and defects; (ii) Seller has no obligation to inspect for, repair or correct any such facts, circumstances, conditions or defects or to compensate Buyer for same; (iii) Seller has specifically bargained for the assumption by Buyer of all responsibility to inspect and investigate the Real Property and of all risk of adverse conditions and has structured the Purchase Price and other terms of this Agreement in consideration thereof; (iv) Buyer has undertaken all such inspections and investigations of the Real Property as Buyer deems necessary or appropriate under the circumstances as to the condition of the Real Property and the suitability of the Real Property for Buyer’s intended use, and based upon same, Buyer is and will be relying strictly and solely upon such inspections and examinations and the advice and counsel of its own consultants, agents, legal counsel and officers and Buyer is and will be fully satisfied that the Purchase Price is fair and adequate consideration for the Real Property; (v) Seller is not making and has not made any warranty or representation with respect to any materials or other data provided by Seller to Buyer (whether prepared by or for the Seller or others) or the education, skills, competence or diligence of the preparers thereof or the physical condition or any other aspect of all or any part of the Real Property as an inducement to Buyer to enter into this Agreement and thereafter to purchase the Real Property or for any other purpose; and (vi) by reason of all the foregoing, Buyer assumes the full risk of any loss or damage occasioned by any fact, circumstance, condition or defect pertaining to the Real Property. Without limiting the generality of any of the foregoing, Buyer specifically acknowledges that Seller does not represent or in any way warrant the accuracy of any marketing information or pamphlets listing or describing the Real Property or the information, if any, provided by Seller to Buyer; and
          (b) SELLER HEREBY DISCLAIMS ALL WARRANTIES OF ANY KIND OR NATURE WHATSOEVER (INCLUDING WARRANTIES OF HABITABILITY AND FITNESS FOR PARTICULAR PURPOSES), WHETHER EXPRESSED OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTIES WITH RESPECT TO THE REAL PROPERTY, ITS

OPERATIONS, TAX LIABILITIES, ZONING, LAND VALUE, AVAILABILITY OF ACCESS OR UTILITIES, INGRESS OR EGRESS, GOVERNMENTAL APPROVALS, OR THE SOIL CONDITIONS OF THE REAL PROPERTY. BUYER FURTHER ACKNOWLEDGES THAT BUYER IS BUYING THE REAL PROPERTY “AS IS, WHERE IS, AND WITH ALL FAULTS” AND IN ITS PRESENT CONDITION AND THAT EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, BUYER IS NOT RELYING UPON ANY REPRESENTATION OF ANY KIND OR NATURE MADE BY SELLER, OR ANY OF ITS EMPLOYEES OR AGENTS OR SHAREHOLDERS WITH RESPECT TO THE REAL PROPERTY, AND THAT, IN FACT, NO SUCH REPRESENTATIONS WERE MADE EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT; and
          (c) FURTHER AND WITHOUT IN ANY WAY LIMITING ANY OTHER PROVISION OF THIS AGREEMENT, SELLER MAKES NO WARRANTY WITH RESPECT TO THE PRESENCE ON OR BENEATH THE REAL PROPERTY (OR ANY PARCEL IN PROXIMITY THERETO) OF HAZARDOUS MATERIALS. BY ACCEPTANCE OF THIS AGREEMENT AND THE SPECIAL WARRANTY DEED, BUYER ACKNOWLEDGES THAT BUYER’S OPPORTUNITY FOR INSPECTION AND INVESTIGATION OF SUCH REAL PROPERTY (AND OTHER PARCELS IN PROXIMITY THERETO) HAS BEEN ADEQUATE TO ENABLE BUYER TO MAKE BUYER’S OWN DETERMINATION WITH RESPECT TO THE PRESENCE ON OR BENEATH THE REAL PROPERTY (AND OTHER PARCELS IN PROXIMITY THERETO) OF SUCH HAZARDOUS MATERIALS. FURTHERMORE, BUYER’S CLOSING HEREUNDER SHALL BE DEEMED TO CONSTITUTE AN EXPRESS WAIVER OF BUYER’S AND ITS SUCCESSORS’ AND ASSIGNS’ RIGHTS TO SUE SELLER AND SHAREHOLDERS AND OF BUYER’S RIGHT TO CAUSE SELLER AND SHAREHOLDERS TO BE JOINED IN AN ACTION BROUGHT UNDER ANY FEDERAL, STATE OR LOCAL LAW, RULE, ACT, OR REGULATION NOW EXISTING OR HEREAFTER ENACTED OR AMENDED WHICH PROHIBITS OR REGULATES THE USE, HANDLING, STORAGE, TRANSPORTATION OR DISPOSAL OF HAZARDOUS MATERIALS OR WHICH REQUIRES REMOVAL OR REMEDIAL ACTION WITH RESPECT TO SUCH HAZARDOUS MATERIALS, SPECIFICALLY INCLUDING, BUT NOT LIMITED TO, FEDERAL “CERCLA”, “RCRA”, AND “SARA” ACTS. THE PROVISIONS OF THIS PARAGRAPH SHALL SURVIVE THE TERMINATION OR EXPIRATION OF THE AGREEMENT AND THE CLOSING.
     Buyer, at Buyer’s expense will obtain a survey (or an update of any existing survey) (the “Survey”), of the Real Property prepared by a registered surveyor (herein called the “Surveyor”) in a form reasonably satisfactory to Seller and Buyer.
     Each party shall bear the costs relating to the Real Property as follows:
          (a) Ad valorem and similar taxes and assessments relating to the Real Property shall be prorated between Seller and Buyer as of the Proration Date, Seller being charged and credited for the same up to such date and Buyer being charged and credited for the same on and after such date. For purposes of this Agreement the term “Proration Date” shall mean the day prior to the Closing Date. If the actual amounts to be prorated are not known at Closing, the prorations shall be computed on the basis of the best evidence then available and when actual figures are available a cash settlement shall be made between Seller and Buyer. The provisions of this Paragraph shall survive the Closing.

          (b) Seller and Buyer shall each pay one-half of the escrow fees charged by the Title Agent. Buyer shall pay for all costs related to all documentary stamp taxes and transfer taxes, the recording of the deed, the cost of the Title Policy (including, without limitation, the cost of the “survey deletion” modification to the exception for area and boundaries), and the cost of any mortgagee title insurance policy. Seller shall pay the cost of the Commitment for the Title Policy at Closing, all recording costs for any releases, except for recording costs related to the deed.
ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer makes the following representations and warranties to the Seller and Shareholders:
     Section 6.1 Status. Each of the Buyer and WCA Waste Corporation (“WCA”) (collectively the “WCA Companies”) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the WCA Companies has the requisite power and authority to own or lease its properties and to carry on its business as presently conducted, and Buyer is qualified to do business in the State of Florida. There is no pending or threatened proceeding for the dissolution, liquidation, insolvency or rehabilitation of any of the WCA Companies.
     Section 6.2 Power and Authority. Each of the WCA Companies: (i) has the corporate power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby, and (ii) has taken all corporate action necessary to authorize its execution and delivery of this Agreement, the performance of its respective obligations hereunder and the consummation of the transactions contemplated hereby.
     Section 6.3 Enforceability. This Agreement has been duly executed and delivered by each of the WCA Companies and constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.
     Section 6.4 No Violation. The execution and delivery of this Agreement by each of the WCA Companies, the performance by them of their respective obligations hereunder and the consummation of the transactions contemplated in this Agreement will not (i) contravene any provision of the Certificate of Incorporation or Bylaws of either of the WCA Companies, (ii) violate or conflict with any law, statute, ordinance, rule, regulation, decree, writ, injunction, judgment, ruling or order of any Governmental Authority or of any arbitration award which is either applicable to, binding upon, or enforceable against either of the WCA Companies, (iii) conflict with, result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right to terminate, amend, modify, abandon or accelerate, any Contract which is applicable to, binding upon or enforceable against either of the WCA Companies, (iv) result in or require the creation or imposition of any Lien upon or with respect to any of the property or assets of either of the WCA Companies, (v) give to any individual or entity a right or claim against either of the WCA Companies, or (vi) require the consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, any court or tribunal or any other Person, except (a) any violation, conflict, breach, default, Lien, claim, consent or approval which, in the case of clauses (ii), (iii), (iv), (v) and (vi) above, would not have a material adverse effect on the WCA Companies’

ability to consummate the transactions contemplated herein, (b) pursuant to the HSR Act, (c) any filings or consents required to be made or obtained by the Seller, and (d) any governmental permits or licenses required to operate the Business and other businesses of the WCA Companies.
     Section 6.5 No Commissions. WCA has incurred and shall pay any obligation for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated herein.
     Section 6.6 Completeness of Disclosure. This Agreement and the Schedules hereto and all other documents and information furnished to Seller, Shareholders and their respective representatives pursuant hereto do not and will not include any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading.
     Section 6.7 SEC Reports; Financial Statements. Except as set forth below, WCA has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, since June 22, 2004, and through December 31, 2004, or such shorter period as WCA was required by law to file such material (the foregoing materials being collectively referred to herein as the “SEC Reports” and, together with this Agreement and the Schedules to this Agreement, the “Disclosure Materials”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. WCA has timely filed its Form 10K Annual Report for the fiscal year ended December 31, 2004 and has timely filed its Form 10Q Quarterly Report for the quarter ended June 30, 2005.
     All SEC Reports are available to Seller on-line and are true, correct and complete copies of all SEC Reports filed within the ten (10) days preceding the date hereof together with each of its last three (3) 10K Annual Reports. As of their respective dates, the SEC Reports complied when filed in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the Annuities and Exchange Commission (“Commission”) promulgated thereunder, and as of the respective filing dates, none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of WCA included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements, or the notes thereto, and fairly present in all material respects the financial position of WCA and its Subsidiaries on a consolidated basis as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject to normal year-end audit adjustments. All material (as defined by SEC for filing purposes) agreements to which WCA or any Subsidiary is a Party or to which the property or assets of WCA or any Subsidiary are subject are included as part of or specifically identified in the SEC Reports.
     Section 6.8 Material Changes. Since the date of the latest audited financial statements included within the SEC Reports (the “Financial Statement Date”), except as specifically disclosed in the SEC Reports, (i) there has been no event, occurrence or development that, in the aggregate, has had or that could result in a material adverse effect on WCA and its Subsidiaries, (ii) WCA has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred pursuant to arrangements in existence on the Financial Statement Date or incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in WCA’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) WCA has not altered its method of accounting or the identity of its auditors, and (iv) WCA has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock.
     Section 6.9 Registration Rights. As of the date of this Agreement, WCA has not granted or agreed to grant to any Person any demand registration rights to have any securities of WCA registered with the Commission or any other governmental authority that have not been satisfied.
     Section 6.10 Compliance With Sarbanes-Oxley Act (“SOA”). To the extent required by SOA, WCA is in compliance with all of the provisions of the Sarbanes-Oxley Act of 2002, except for any noncompliance which would not have a material adverse affect on WCA.
     Section 6.11 Survival. Each of the representations and warranties set forth in this Article 6 shall survive the Closing and the transfer of the Assets.
ARTICLE 7. NON-ASSUMPTION OF LIABILITIES
     Section 7.1 Non-Assumption of Liabilities. Subject to the limitation on indemnification in Sections 8.6 and 8.7, Buyer does not assume and shall not be responsible for any liabilities, indebtedness or obligations of the Seller or the Business other than the Assumed Liabilities (as defined herein). Without limiting the of the foregoing sentence, the Parties hereby agree that except as expressly set forth in Section 7.2 hereof, Buyer shall not, by the execution and performance of this Agreement or otherwise, assume, become responsible for or incur any liability or obligation of any nature of either Seller or any Shareholder, whether legal or equitable, matured or contingent, known or unknown, foreseen or unforeseen, ordinary or extraordinary, patent or latent, whether arising out of occurrences prior to, at or after the date of this Agreement (provided such occurrences have a basis prior to the Closing Date), not otherwise disclosed to Buyer, including, without limiting the generality of the foregoing, any liability or obligation arising out of or relating to: (a) any occurrence or circumstance (whether known or unknown) having a basis prior to the Closing Date which occurs or exists on or prior to the Closing Date and which constitutes, or which by the lapse of time or giving notice (or both) would constitute, a breach or default under any lease, contract, or other instrument or agreement (whether written or oral); (b) any injury to or death of any person or damage to or destruction of any property, whether based on negligence, breach of warranty, or any other theory having a basis prior to the Closing Date; (c) a violation by Seller or any Shareholder of any Applicable Laws or the requirements imposed by any governmental authority or of the rights of any third person, including, without limitation, any requirements relating to the reporting and payment of federal, state, local or other income, sales, use, franchise, excise or property tax liabilities of Seller; (d) the generation, collection, transportation, storage or disposal by Seller of any materials, including, without limitation, Hazardous Materials, having a basis prior to the Closing Date to or from the Real Property; (e) an agreement or arrangement in existence on the Closing Date between Seller and its employees or any labor or collective bargaining unit representing any such employees; (f) the severance pay obligation of Seller or any employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) or any other fringe benefit program maintained or sponsored by Seller or to which Seller contributes, or any contributions, benefits or liabilities therefor, or any liability for the withdrawal or partial withdrawal from or by reason of the termination of any such plan or program by Seller; (g) indebtedness and all other obligations and liabilities of Seller to any bank or other lender, who has extended credit to Seller for which there is an outstanding indebtedness or obligation owed by Seller to such lender on the Closing Date, except to the extent any such obligations or liability is an Assumed Liability; (h) any liability or obligation arising as a result of or out of any claim, legal or equitable action, proceeding or investigation pertaining to or relating in any way to Seller initiated at any time, having a basis prior to the Closing Date, whether or not listed on Schedule 4.1(h); (i) any liability, obligation, cost or expense related to the Excluded Assets; (j) any liability, obligation cost or expense incurred prior to the Closing Date related to the Operations Property, including, without limitation, the environmental condition thereof; (k) the liabilities or obligations of Seller for brokerage or other commissions relative to this Agreement or the transactions contemplated hereunder as a result of a contract for this transaction between Seller and such broker; (l) any liability or obligation of Seller for taxes of any kind, whether relating to periods before or after the Closing Date, or whether incurred by Seller in connection with this Agreement, the Business or the transactions contemplated hereby, except any taxes incurred in connection with the operation of the Business by Buyer on or after the Closing, those taxes solely attributable to Buyer and WCA and those taxes specifically prorated at Closing and undertaken by Buyer pursuant to such proration; (m) any liability or obligation to pay for any products, goods, raw materials or services delivered or provided to Seller prior to the Closing Date in respect of the Business or otherwise, except to the extent such liability or obligation is an Assumed Liability or attributable to products and services for Buyer’s benefit; (n) any liability or obligation of Seller under any guarantee or any agreement to provide indemnification to any other person or entity; (o) any liability or obligation arising from the acts or omissions of Seller or its Affiliates, representatives, agents or employees, accrued prior to the Closing Date, except to the extent that any such liability or obligation is an Assumed Obligation; and (p) all trade payables and accruals of the Seller in respect of the Business or otherwise (the items described in this Section 7.1 being referred to, collectively, as the “Retained Liabilities”). The Seller shall retain all of the Retained Liabilities. The assumption of the Assumed Liabilities by Buyer hereunder shall not in any respect enlarge any rights of third parties under contracts or arrangements with Buyer or Seller and nothing herein shall prevent any party from contesting in good faith any of the Retained Liabilities or the Assumed Liabilities, as the case may be, with any third party. Seller agrees to indemnify Buyer and its successors and assigns from and against any liabilities or obligations related to any Retained Liabilities in accordance with Section 8.1 hereof, and Buyer shall indemnify Seller and its successors and assigns from and against any liabilities or obligations of any Assumed Liabilities.
     Section 7.2 Assumption of Specific Liabilities. At the Closing, Buyer shall assume and shall thereafter pay, discharge and perform in the ordinary course and without enlarging the rights of any third party, the liabilities and obligations appearing in Schedule 7.2 and the following liabilities and obligations (collectively, the “Assumed Liabilities”):
     (a) the Contracts,
     (b) the leases listed on Schedule 7.2(b), except that Buyer shall not be responsible for any payments under any such leases which relate to periods prior to the Closing;
     (c) the liabilities and obligations related to the operation of the Business and Assets incurred on or after the Closing Date; and
     (d) any and all other liabilities and obligations of any kind or nature, including but not limited to taxes, acts or omissions of Buyer and its Affiliates, accruing on or after the Closing

Date regarding the Business and the Assets and Buyer’s obligations under this Agreement and any document executed pursuant hereto.
ARTICLE 8. INDEMNIFICATION
     Section 8.1 Indemnification by Seller and the Shareholders. Subject to the limitation on indemnification in Sections 8.6 and 8.7, Seller and the Shareholders, jointly and severally (collectively the “Seller Parties”), agree to defend, indemnify and hold harmless Buyer, and its officers, shareholders, directors, divisions, subdivisions, affiliates, parent, employees and agents (collectively the “Buyer Parties”) and the Assets from and against all losses, claims, actions, causes of action, damages, liabilities, penalties, interest, expenses and other costs of any kind or amount whatsoever (including, without limitation, reasonable attorneys’ and accountants’ fees and other expenses), whether equitable or legal, matured or contingent, known or unknown, foreseen or unforeseen, ordinary or extraordinary, patent or latent, which result from or arise out of any:
     (a) inaccuracy in any material representation or warranty made by either Seller or any Shareholder in this Agreement or pursuant hereto;
     (b) breach of any material representation or warranty under this Agreement by either Seller or any Shareholder in this Agreement or pursuant hereto;
     (c) failure of either Seller or any Shareholder to perform and observe any term, provision, covenant, agreement or condition under this Agreement or any other instrument contemplated by this Agreement, including, without limitation, the covenants and agreements contained in Section 5.2 hereof;
     (d) any liability of either Seller or any Shareholder imposed upon Buyer (including, without limitation, all liability for the generation, collection, transportation, storage or disposal of any materials, including, without limitation, Hazardous Materials, whether or not disclosed on Schedule 4.1(n) hereof) in which the Seller Parties have failed to pay or contest the same in good faith;
     (e) Intentionally Deleted;
     (f) except as otherwise provided in this Agreement, any actual liability, loss, cost, claim or damage arising from the failure of either Seller or any Shareholder to provide notice of, or obtain consent to, the Closing of the transactions contemplated under this Agreement from a third party to an assignable Customer Account or any other material assignable Contract related to the Business;
     (g) Intentionally Deleted;
     (h) any liability of either Seller or any Shareholder imposed on Buyer resulting from one or more pending or threatened lawsuits, having a basis prior to the Closing Date whether or not listed on Schedule 4.1(h);
     (i) any liability to, or asserted by, any employee or former employee of Seller or beneficiary of any such employee or former employee arising from events occurring prior to the Closing Date or from either Seller or any Shareholder’s alleged conduct prior to the Closing Date which liability is imposed on Buyer;

     (j) any liability of either Seller or any Shareholder to creditors of either Seller or any Shareholder which liability is imposed on Buyer whether as a result of bankruptcy proceedings or otherwise and whether as an account payable by Seller or as a claim of alleged fraudulent conveyance or preferential payments within the meaning of the United States Bankruptcy Code or otherwise; and
     (k) all taxes of either Seller or any Shareholder for all taxable periods (or parts thereof) ending on or before the Closing Date or otherwise attributable to the operations, transactions, assets, or income of either Seller or any Shareholder or its or his predecessors prior to the Closing Date or otherwise attributable to either Seller or any Shareholder as a result of the consummation of the transactions contemplated hereunder, together with any expenses (including, without limitation, settlement costs and any attorneys’, accountants’ and consultants’ fees and other expenses) incurred in connection with the contesting, collection or assessment of such taxes which liability is imposed on Buyer and the Seller Parties have failed to pay or contest the same in good faith (collectively all of the foregoing are hereinafter referred to as the “Buyer Indemnifiable Damages”).
     Buyer shall be deemed to have suffered such loss, claim, action, cause of action, damage, liability, expense or other cost, or to have paid or to have become obligated to pay any sum on account of the matters referred to in subparagraphs (a) — (k) of this Section 8.1 if the same shall be paid by Buyer, or any parent, subsidiary, affiliate, or successor of Buyer, as applicable. The amount of the loss, claim, action, cause of action, damage, liability, expense or other cost deemed to be suffered, paid by Buyer shall be an amount equal to the loss, claim, action, cause of action, damage, liability, expense or other cost paid or incurred by such parent, subsidiary, affiliate, or successor.
     Section 8.2 Indemnification by Buyer. Buyer shall defend, indemnify and hold harmless Seller and the Shareholders from and against all losses, claims, actions, causes of action, damages, liabilities, expenses and other costs of any kind or amount whatsoever (including, without limitation, reasonable attorneys’ fees), whether equitable or legal, matured or contingent, known or unknown, foreseen or unforeseen, ordinary or extraordinary, patent or latent, which result, either before or after the date of this Agreement, from any:
     (a) inaccuracy in any representation or warranty made by Buyer in this Agreement or pursuant hereto;
     (b) breach of any representation or warranty made by Buyer under this Agreement or pursuant hereto;
     (c) failure of Buyer duly to perform and observe any term, provision, covenant, agreement or condition under this Agreement or any other instrument contemplated by this Agreement;
     (d) any Assumed Liabilities; and
     (e) liabilities or obligations related to the operation of the Business and Assets on or after the Closing Date.
     Section 8.3 Claims for Indemnification. Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall promptly notify the party obligated to provide indemnification (the “Indemnifying Party”) of the claim and, when known, the facts constituting the basis for such claim; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligation hereunder to the extent such failure does not materially prejudice the Indemnifying Party. In the event of any claim for indemnification hereunder resulting from or in connection with any claim or legal proceedings by a third-party, the notice to the Indemnifying Party shall specify, if known, the amount or an estimate of the amount of the liability arising therefrom.
     Section 8.4 Defense. In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any claim or legal proceeding by a person who is not a party to the Agreement, the Indemnifying Party at its sole cost and expense and with counsel reasonably satisfactory to the Indemnified Party may, upon written notice to the Indemnified Party, assume the defense of any such claim or legal proceeding if (a) the Indemnifying Party acknowledges to the Indemnified Party in writing, within fifteen days after receipt of notice from the Indemnified Party, its obligations to indemnify the Indemnified Party with respect to all elements of such claim, (b) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against such third-party claim and fulfill its indemnification obligations hereunder, (c) the third-party claim involves only money damages and does not seek an injunction or other equitable relief, and (d) settlement or an adverse judgment of the third-party claim is not, in the good faith judgment of the Indemnified Party, likely to establish a pattern or practice adverse to the continuing business interests of the Indemnified Party. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such action, with its counsel and at its own expense; provided, however, that if there are one or more legal defenses available to the Indemnified Party that conflict with those available to the Indemnifying Party, or if the Indemnifying Party fails to take reasonable steps necessary to diligently defend the claim after receiving notice from the Indemnified Party that it believes the Indemnifying Party has failed to do so, the Indemnified Party may assume the defense of such claim; provided, further, that the Indemnified Party may not settle such claim without the prior written consent of the Indemnifying Party, which consent may not be unreasonably withheld, conditioned or delayed provided the Indemnified Party receives a full and complete release. If the Indemnified Party assumes the defense of the claim, the Indemnifying Party shall reimburse the Indemnified Party for the reasonable fees and expenses of counsels retained by the Indemnified Party and the Indemnifying Party shall be entitled to participate in (but not control) the defense of such claim, with its counsel and at its own expense. If the Indemnifying Party thereafter seeks to question the manner in which the Indemnified Party defended such third-party claim or the amount or nature of any such settlement, the Indemnifying Party shall have the burden to prove by a preponderance of the evidence that the Indemnified Party did not defend or settle such third-party claim in a reasonably prudent manner. The parties agree to render, without compensation, to each other such assistance as they may reasonably require of each other in order to insure the proper and adequate defense of any action, suit or proceeding, whether or not subject to indemnification hereunder.
     Section 8.5 Certain Claims by Shareholder. Notwithstanding anything contained in this Agreement, except for the indemnification obligation of Buyer in Section 8.2, each Shareholder hereby agrees that he will not make any claim for indemnification against Buyer by reason of the fact that he was a shareholder, manager, director, officer, employee or agent of Seller, or was serving at the request of Seller as a shareholder, manager, director, officer, employee or agent of another entity, whether such claim is for judgment, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise or whether such claim is made pursuant to any statute, charter document, bylaw, agreement or otherwise, with respect to any action, lawsuit, proceeding, complaint, claim or demand brought by

Buyer against Shareholder pursuant to or arising under this Agreement and not related to any obligations for indemnification by Buyer in this Agreement.
     Section 8.6 Limitations on Indemnification.
     (a) Any claim for indemnity under this Article 8 shall be made on or before the expiration of the applicable survival period and with respect to any other matters within *** of the date of Closing.
     (b) Buyer shall not make any claim against the Seller or Shareholders hereunder except to the extent that the aggregate amount of Indemnifiable Damages for which Buyer is otherwise entitled to indemnification pursuant to this Article 8 together with losses under the Option Agreement exceeds *** Dollars ($***) (the “Basket”) whereupon Buyer shall be entitled to be paid the excess of the aggregate amount of all such Indemnifiable Damages over the Basket subject to the limitations on maximum amount of recovery set forth in Section 8.6(c).
     (c) The aggregate Indemnifiable Damages payable by Seller and Shareholder pursuant to this Article 8 with respect to all claims for indemnification together with all claims under the Option Agreement shall not exceed *** Dollars ($***) (the “Cap”); provided, however, that this limitation shall not apply in the event of (i) fraud, and (ii) claims arising out of a Retained Liability.
     (d) The gross amount which an Indemnifying Party is liable to, for, or on behalf of the Indemnified Party pursuant to this Article (the “Indemnifiable Loss”) shall be reduced (including, without limitation, retroactively) by any insurance proceeds or other amounts actually recovered by or on behalf of such Indemnified Party related to the Indemnifiable Loss, and shall be further reduced to take account of any tax benefit to the Indemnified Party arising from the Indemnifiable Loss. If an Indemnified Party shall have received or shall have had paid on its behalf an indemnity payment in respect of an Indemnifiable Loss and shall subsequently receive directly or indirectly insurance proceeds or tax benefits in respect of such Indemnifiable Loss, then such Indemnified Party shall pay to such Indemnifying Party the amount of such insurance proceeds and tax benefits or, if less, the amount of such indemnity payment. For purposes of this Section, tax benefits arising from an Indemnifiable Loss shall be determined after taking into account the tax detriment, if any, arising from the receipt of insurance proceeds or indemnification payments by or on behalf of the Indemnified Party and the tax benefit, if any, to the Indemnified Party arising from any payments to the Indemnifying Party.
     (e) Notwithstanding anything contained herein to the contrary, the remedy of specific performance for any breach of the Option Agreement is specifically authorized upon Buyer’s full satisfaction of each of Buyer’s obligations under the Option Agreement, including without limitation, Buyer’s obligation to deliver any deposit thereunder and the balance of the purchase price thereunder.
     (f) Indemnified Party shall not assert any claim for Indemnifiable Damages until such time as, and then only to the extent that, all claims that the Indemnified Party may have against the Indemnification Party shall exceed the Basket, and then such claims may only be asserted in minimum aggregate increments of *** Dollars ($***).

     Section 8.7 Survival of Representations, Warranties and Covenants. This Agreement, including, but not limited to, all covenants, warranties and representations contained herein, shall survive the Closing, the Bill of Sale, Assignment and all other documents, instruments or agreements relating to the Assets and the transactions contemplated herein, and shall continue for a period of ***; provided, however, the Buyer’s right to make claims under (i) the representations and warranties set forth in Sections 4.1(j) and 4.1(m) shall survive for the applicable statutory period of limitations, and (ii) the representations and warranties set forth in Sections 4.1(a) and 4.1(f) (regarding the payoff of secured debt against the Assets), shall survive indefinitely. The right of the Seller and Shareholders to make a claim for Seller’s Indeminfiable Damages pursuant hereto shall survive the Closing Date.
ARTICLE 9. GENERAL
     Section 9.1 Further Assurances. From time to time after the Closing, Seller and each Shareholder will, without further consideration, execute and deliver such other instruments of conveyance and transfer, and take such other action as Buyer reasonably may request to more effectively convey and transfer to and vest in Buyer and to put Buyer in possession of the Assets to be transferred hereunder, and in the case of contracts and rights, if any, which cannot be transferred effectively without the consents of third parties, to endeavor to obtain such consents promptly, and if any be unobtainable, to use its commercially reasonable efforts to provide Buyer with the benefits thereof in some other manner. Each of Seller and Shareholder will cooperate and use its commercially reasonable efforts to have the present officers, directors and employees of Seller cooperate with Buyer on and after the Closing in furnishing information, evidence, testimony and other assistance in connection with any actions, proceedings, arrangements or disputes of any nature with respect to matters pertaining to all periods prior to the Closing.
     Section 9.2 Joint and Several Obligations. All representations, warranties and agreements of Seller and each Shareholder under this Agreement, the Schedules and the transactions contemplated hereby shall be joint and several.
     Section 9.3 No Waiver. Except as otherwise provided herein, no delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of or in any similar breach or default occurring later; not shall any waiver of any single breach or default be deemed a waiver of any other breach of default occurring before or after that waiver.
     Section 9.4 Time of the Essence. Time is of the essence of this Agreement.
     Section 9.5 Notice. All notices or communications required or permitted under this Agreement shall be given in writing and served either by personal delivery, overnight courier or by deposit in the United States mail and sent by first class registered or certified mail, return receipt requested, postage prepaid:

If to the Seller or
Shareholder:	Meyer & Gabber Excavating Contractors, Inc.
8001 Fruitville Rd.
Sarasota, FL 34240
Attn: James F. Gabbert, President

James F. Gabbert
1250 Hidden Harbor Way
Sarasota, FL 34242

Leonard G. Meyer, Jr.
8491 Boleyn Rd.
Sarasota, FL 34240

with a copy to:	Icard, Merrill, Cullis, Timm, Furen & Ginsburg, P.A.
2033 Main Street, Suite 600
Sarasota, FL 34237
Attn: Bruce P. Chapnick, Esq.

If to Buyer:	WCA of Florida, Inc.
One Riverway, Suite 1400
Houston, Texas 77056
Attn: Jerome M. Kruszka, President

with a copy to:	WCA Waste Corporation
One Riverway, Suite 1400
Houston, Texas 77056
Attn: J. Edward Menger, Vice President & General Counsel
Notice shall be deemed given and effective the day personally delivered, the day after being sent by overnight courier, subject to signature verification, and three days after deposit in the U.S. mail as provided above, or when actually received, if earlier. Either party may change the address for notices or communications to be given to it by written notice to the other party given as provided in this Section.
     Section 9.6 Entire Agreement. This Agreement, and the Exhibits, Schedules hereto, Option Agreement, and the other agreements referred to herein (all of which the parties hereto acknowledge are in writing), constitute the entire agreement and understanding of the parties with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings, oral or written, relative to said subject matter.
     Section 9.7 Binding Effect; Assignment. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto and their respective executors, administrators, heirs, legal representatives, successors and permitted assigns. Neither Seller nor any Shareholder may delegate or assign any of its or his respective duties or obligations hereunder, save and except that Seller and the Shareholders may assign their rights hereunder to a qualified intermediary for purposes of consummating a like-kind exchange pursuant to Section 1031 of the

Internal Revenue Code of 1986, as amended. Buyer may not assign this Agreement without the consent of either Seller or any Shareholder, which consent may be arbitrarily withheld.
     Section 9.8 Appointment of Agent. Seller and Shareholders agree that they will each maintain a registered agent in the State of Florida to accept and acknowledge service of process. Seller and each Shareholder initially appoint Leonard G. Meyer, Jr. as such registered agent and agrees to notify Buyer in the manner set forth in Section 9.5 of any change in registered agent. Seller and each Shareholder agrees that service of process or notice in any such action, suit or proceeding shall be effective if in writing and delivered to the address provided in Section 9.5 for such party, in the manner prescribed in such Section.
     Section 9.9 Expenses of Transaction. Seller and Shareholders shall pay all costs and expenses incurred by them in connection with this Agreement and the transactions contemplated hereby and thereby, including, without limitation, the fees and expenses of the Seller’s and Shareholders’ attorneys and accountants and will make all necessary arrangements so that the Assets will not be charged with or diminished by any such cost or expense. Buyer shall pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby and thereby, including without limitation, the fees and expenses of its attorneys and accountants.
     Section 9.10 Broker’s Commission. Seller and Shareholders represent and warrant to Buyer, and Buyer represents and warrants to Seller and each Shareholder, that the warranting party has had no dealings with any third-party dealer, broker or agent so as to entitle such dealer, broker or agent to a commission or fee in connection with the sale of the Assets to Buyer hereunder. If for any reason any commission or fee shall become due, the party dealing with such dealer, broker or agent shall pay such commission or fee and agrees to indemnify and save the other party harmless from all claims for such commission or fee and from all attorneys’ fees, litigation costs and other expense relating to such claim.
     Section 9.11 Modification; Remedies Cumulative. This Agreement may not be changed, amended, terminated, augmented, rescinded or otherwise altered, in whole or in part, except by a writing executed by all of the parties hereto. Except as provided in Section 9.15, no right, remedy or election given by any term of this Agreement shall be deemed exclusive but each shall be cumulative with all other rights, remedies and elections available at law or in equity.
     Section 9.12 Severability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, it shall, to the extent possible, be modified in such manner as to be valid, legal and enforceable but so as to most nearly retain the intent of the parties. If such modification is not possible, such provision shall be severed from this Agreement. In either case the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.
     Section 9.13 Due Diligence Investigation; Knowledge. All representations and warranties contained herein that are made to the knowledge of a party shall require that such party make reasonable investigation and inquiry with respect thereto to ascertain the correctness and validity thereof.
     Section 9.14 Allocation of Certain Expenses.
     (a) All Allocable Expenses (as defined below) shall be prorated between pre-Closing and post-Closing periods, and between the Seller and the Buyer, based on the number of days elapsed, unless it is otherwise evident on the face of an invoice or bill that a particular item, service or expense is specifically attributable to a period before or after the Closing. Allocation and settlement of all Allocable Expenses paid by the parties shall be made within sixty (60) days following the Closing Date.
     (b) “Allocable Expenses” means and includes operating expenses of the Business benefiting or attributable to a period beginning before and ending after the Closing Date. Examples of Allocable Expenses include items such as rent, electricity, water, gas and telephone service, advertising, equipment rental, maintenance expenses, cost of inventory supplies and the like not yet received and the like. “Allocable Expenses” shall not include payroll expense, insurance expense, interest expense or any other expense attributable solely to the operation of the Assets or the conduct of the Business by the Seller, nor any property taxes or assessments prorated at Closing.
     Section 9.15 Mediation/Arbitration. Notwithstanding any other provisions in this Agreement to the contrary:
     (a) In the event of any dispute under this Agreement, such dispute shall be resolved by mediation and arbitration as herein provided. Accordingly, the aggrieved party will give notice of the dispute to the other party and both parties will attempt to settle the dispute during the thirty (30) day period following such notice. If such dispute remains unsettled, the parties agree to then submit such dispute to mediation. If the parties cannot agree on a mediator, each will select a mediator and the two chosen mediators will select a third mediator who shall alone hear the dispute. Such mediation will, if possible, be conducted during the sixty (60) day period following expiration of the thirty (30) day period. If such mediation fails to resolve the dispute, the parties agree such dispute will be submitted to final and binding arbitration in accordance with the rules of JAMS/ENDispute by a panel of three (3) arbitrators. Unless otherwise directed by the arbitration panel, such arbitration must be concluded within ninety (90) days of the expiration of the sixty (60) day period previously specified for mediation. Any mediation or arbitration conducted hereunder will be conducted in Tampa, Florida. The costs of mediation (including the mediator’s fees and expenses and costs directly related to the conduct of the mediation, but excluding each party’s direct costs for transportation, attorneys, etc., for which each will be responsible) will be shared equally by the parties.
     (b) If any party hereto resorts to arbitration to remedy a breach of this Agreement, the prevailing party in the arbitration, in addition to any other remedies available under this Agreement or by law, may collect all or a portion of its reasonable attorney fees and other costs and expenses of arbitration at the discretion of the arbitration panel, who shall consider both the reasonableness of the attorney fees and other costs and the relative merits of each party’s position.
     (c) Notwithstanding anything contained herein to the contrary, Buyer shall be entitled to pursue all equitable remedies available to it without regard to this Section 9.17 for any violation or threatened violation of Section 5.2 hereof.
     Section 9.16 Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the internal laws of the State of Florida.
     Section 9.17 Certain Definitions.

     “Affiliate” means (a) any entity directly or indirectly controlled by, controlling or under common control with a Party; (b) any director or executive officer of such party or of any entity referred to in (a) above; and (c) if any Party in (a) above is an individual, any member of the immediate family (including parents, spouse and children) of such individual and any trust whose principal beneficiary is such individual or one or more members of such immediate family and any person or entity who is controlled by any such member or trust. For purposes of this definition, any person or entity which owns directly or indirectly 10% or more of the securities having ordinary voting power for the election of directors or other governing body of a corporation or 10% or more of the partnership or other ownership interests of any entity (other than as a limited partner of such other entity) will be deemed to “control” (including, with its correlative meanings, “controlled by” and “under common control with”) such entity or person.
     “Environmental Laws” includes, but is not limited to, any federal, state or local statute, law, rule, regulation, ordinance, code, policy or rule of common law now in effect and in each case as amended to date and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, or judgment, relating to the environment, human health or safety, or Hazardous Materials, as of the Closing Date, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. §§ 1801, et seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. §§ 6901, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §§ 1201 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601, et seq.; the Clean Air Act, 42 U.S.C. §§ 7401, et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 3808, et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, as amended, 7 U.S.C. § 136, et seq.; applicable State law counterparts of the foregoing, and the rules and regulations promulgated under any of the foregoing.
     “GAAP” means generally accepted accounting principles.
     “Hazardous Material” means as of the Closing Date (i) hazardous wastes, hazardous substances, toxic wastes or substances, infectious or medical waste, radioactive waste or sewage sludges, petroleum or petroleum products, natural gas, or natural gas products, radioactive materials, asbestos, lead, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls (“PCBs”), and radon gas; (ii) any chemicals, materials, waste or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws; and (iii) any other chemical, material, waste or substance which is in any way regulated by any federal, state or local government authority, agency or instrumentality, including mixtures thereof with other materials, and including any materials such as asbestos and lead.
     Section 9.18 Contract Interpretation; Construction of Agreement.
     (a) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Article, Section, Exhibit, Schedule, preamble, Premises and party references are to this Agreement unless otherwise stated.

     (b) Each party hereto acknowledges that each party was actively involved in the negotiation and drafting of this Agreement and, therefore, no party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all language in all parts of this Agreement shall be construed in accordance with its fair meaning, and not strictly for or against any party.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Buyer:

WCA OF FLORIDA, INC.,
a Delaware corporation

By:	/s/ Jerome M. Kruszka

Jerome M. Kruszka
Title: President

WCA:

WCA WASTE CORPORATION, a Delaware corporation

By:	/s/ Jerome M. Kruszka

Jerome M. Kruszka
Title: President

Seller:

MEYER & GABBERT EXCAVATING CONTRACTORS, INC.

By:	/s/ James F. Gabbert

James F. Gabbert
Title: President

Shareholders:

/s/ Leonard G. Meyer, Jr.

LEONARD G. MEYER, JR.

/s/ James F. Gabbert

JAMES F. GABBERT

AGREED TO FOR PURPOSES OF SECTION 3.4(l):

M&G CD DISPOSAL FACILITY, L.L.C.

By:	Meyer & Gabbert Excavating Contractors, Inc., Its Sole Member and Managing Member

By:	/s/ James F. Gabbert

James F. Gabbert,
Title: President